I-TRAX, INC.
                          ONE LOGAN SQUARE, SUITE 2615
                               130 N. 18TH STREET
                             PHILADELPHIA, PA 19103



                                               September 3, 2003


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      I-trax, Inc.
                           Registration Statement on Form S-3
                           File No:  333- 108191

Dear Sirs:

                  Please be advised that I-trax, Inc. hereby amends the facing page of the above-referenced registration statement to state, in accordance with
Section 8(a) of the Securities Act, as amended, and Rule 473 thereunder, that:

         The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                  If you have any questions with respect to the above, or if you require additional information, please do not hesitate contact the undersigned at 215-557-7488 (extension 116).

                                                     Very truly yours,

                                                     I-TRAX, INC.


                                                     /s/ Yuri Rozenfeld
                                                     ---------------------------
                                                     Yuri Rozenfeld, Esq.
                                                     General Counsel